Exhibit 1

TSX: CCO	website: cameco.com currency: Cdn (unless noted)
NYSE: CCJ

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Releases 2023 Sustainability Report

Saskatoon, Saskatchewan, Canada, June 27, 2024 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) released its 2023 Sustainability Report today. The report communicates the sustainability initiatives and key metrics that demonstrate Cameco’s progress to date and the continual advancement of our sustainability reporting.

“Our vision is to energize a clean-air world. As the world seeks to decarbonize, we also want to do our part and be an active partner in the fight against climate change. I am proud of the steps we have taken to reduce our carbon footprint, focus on environmental protection, and make our workplace more supportive and reflective of the communities where we live and work,” Cameco President and CEO Tim Gitzel said.

“Cameco remains committed to quality reporting on sustainability matters to our investors, customers, employees, regulators, local Indigenous Peoples and communities around our operations.”

In this report, Cameco has incorporated relevant Sustainability Accounting Standards Board (SASB) performance indicators and continued its progress toward integrating the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report can be downloaded or read online at www.cameco.com/about/sustainability

The 2023 Sustainability Report includes several notable highlights for Cameco:

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For the first time, we have included our estimated total Scope 3 emissions value and quantification method. We’ve begun engaging with key value chain partners and suppliers to learn about their energy and greenhouse gas emissions management activities and reduction opportunities.

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We completed the installation of a new closed-loop cooling water system at our Port Hope Conversion Facility, eliminating the need to use surface water for once-through cooling purposes, reducing energy use and water withdrawals.

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We developed tailored decarbonization pathways for all operationally controlled sites, including ideas collected from more than 160 decarbonization project suggestions received from across the company.

•	In 2023, we completed physical risk assessments at all our fuel services operations, expanding on the work completed at the northern Saskatchewan operations in 2022.

•	We provided work placements for 18 Indigenous individuals, 13 of whom were women.

•	In 2023, about 50% of Cameco’s employees in northern Saskatchewan were Indigenous and 74% of all spend on services for our northern sites was procured from northern-owned local businesses.

“The advantages of nuclear energy to provide carbon-free, constant and reliable power are being recognized globally in the fight against climate change and to achieve energy security. With growing electricity demand, we believe countries around the world are looking to Cameco to provide fuel to help de-carbonize their economies,” Gitzel said. “Our joint acquisition of Westinghouse, a global provider of specialized nuclear technologies, products and services, is expected to augment our core business and expand our reach across the nuclear fuel cycle.

“Our achievements on sustainability priorities are critical to our ability to capitalize on the growing momentum in the nuclear industry.”

Cameco’s board of directors and executive team oversee the company’s sustainability strategy, execution, and reporting. In addition to SASB and TCFD, the report contains other key performance indicators that we believe have an important bearing on Cameco’s long-term sustainability, some of which are unique to our company and some of which are based on the GRI Standards framework that we used as the basis of our sustainability reporting prior to 2020. For the third year, we have obtained a third-party limited assurance report on selected performance indicators.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our commitment to continual advancement of our sustainability reporting, our vision and views on the transition to a low-carbon economy and our desire to be an active partner in the fight against climate change, the demand for clean electricity, and the role of nuclear energy; our expectations regarding Cameco’s role and the role of nuclear power more generally in combatting climate change; our commitment to quality reporting on sustainability matters; our engagement with key value chain partners and suppliers regarding energy and greenhouse gas emissions management activities and reduction opportunities; the elimination of need to use surface water for certain purposes; the effect of our acquisition of Westinghouse on our business and other matters. This forward-looking information is based on a number of assumptions, including assumptions regarding: carbon emission reduction and the continued focus on transition to a low-carbon economy, the demand for clean energy and the contribution that could be made by nuclear energy to reduce climate change; our commitment and ability to advance our climate, environmental and social-related goals. This information is subject to a number of risks, including: the risk that carbon reduction goals may not be achieved within the expected timeframe, if at all; the risk that the demand for clean electricity will not meet the level we expect, or that nuclear energy will not make the contribution to carbon reduction that we expect; the risk that our estimates and forecasts and the data underlying them may be inaccurate; the risk that we will face unexpected challenges or delays in advancing our climate, environmental and social-related goals and that they may not achieve the intended outcomes or results in whole or in part; and the risk that our acquisition of Westinghouse will not yield the intended benefits for us or any at all. Additional assumptions and risks are detailed in the Caution About Forward-Looking Information in our ESG Report and pages 4-6 of our Management’s Discussion and Analysis. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com